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100 F Street, N.E.

Washington, D.C. 20549-6010

Attention:	Amanda Kim
Stephen Krikorian Marion Graham Jan Woo

Re:	ServiceTitan, Inc.
Registration Statement on Form S-1 Filed on November 18, 2024 File No. 333-283296

To the addressees set forth above:

ServiceTitan, Inc. (the “Company”) has filed with the U.S. Securities and Exchange Commission (the “Commission”) on the date hereof Amendment No. 1 to the Registration Statement on Form S-1 (the “Registration Statement”). The Company previously filed a Registration Statement on Form S-1 on November 18, 2024. The Registration Statement has been revised to reflect the Company’s responses to the comment letter received on November 26, 2024, from the staff of the Commission (the “Staff”), and we are hereby providing the Company’s response to the Staff’s letter.

For ease of review, we have set forth below the comment of the Staff’s letter dated November 26, 2024 in bold type followed by the Company’s response thereto.

Registration Statement on Form S-1

Prospectus Summary

The Offering, page 16

1.

We note your disclosure here and elsewhere in your prospectus regarding your directed share program for “eligible customers; friends and family members of [y]our Co-Founders; and certain other persons.” Please expand your disclosure here, and elsewhere as appropriate, to address how you will determine eligible customers and other persons, the process that prospective participants will follow to participate in the program, the manner in which you will communicate with participants and determine the amount each will receive, when and how you will determine the allocation for the program, and whether such allocation will change depending on the interest level of potential participants, as well as any other material features of the program. Advise us of the number of potential purchasers who are eligible to receive communications about the directed share materials.

December 3, 2024

Response: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on the cover page and pages 18, 187 and 216 of the Registration Statement to identify the individuals by title who are eligible participants in the directed share program. The Company advises the Staff that it has removed references to “and other persons” from the description of eligible participants.

The Company has revised the disclosure on pages 216 and 217 of the Registration Statement to describe the process that prospective participants will follow to participate in the program, the manner in which the administrator will communicate with participants, and when and how the Company will determine the allocations for the program.

The Company advises the Staff that there are approximately 15,400 individuals eligible to receive communications as prospective participants of the directed share program.

* * *

December 3, 2024

We hope the foregoing answer is responsive to your comment. Please do not hesitate to contact me by telephone at (650) 463-3060 or by email (tad.freese@lw.com) with any questions or comments regarding this correspondence.

Sincerely,

/s/ Tad J. Freese
Tad J. Freese of LATHAM & WATKINS LLP

cc:	Ara Mahdessian, ServiceTitan, Inc.
Vahe Kuzoyan, ServiceTitan, Inc.
Dave Sherry, ServiceTitan, Inc.
Olive Huang, ServiceTitan, Inc.
Sarah Axtell, Latham & Watkins LLP
Robert G. Day, Wilson Sonsini Goodrich & Rosati, P.C.
Rezwan D. Pavri, Wilson Sonsini Goodrich & Rosati, P.C.
Colin G. Conklin, Wilson Sonsini Goodrich & Rosati, P.C.